VP 3/10/04

AA ** 3/8/2004

SECURI 04004631 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8-2856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESCO Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100

(No. and Street)

Houston	**Texas**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Hessel **713-214-1452**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

1401 McKinney, Suite 1200	**Houston**	**TX**	**77010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Hessel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INVESCO Distributors, Inc. , as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David E. Hessel
Financial Operations Principal

Notary Public

DELORES A. HUTCHING
Notary Public, State of Texas
My Commission Expires
October 14, 2006

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

INVESCO Distributors, Inc.
Year ended December 31, 2003
With Report and Supplementary Report of Independent Auditors

INVESCO Distributors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors
INVESCO Distributors, Inc.

We have audited the accompanying statement of financial condition of INVESCO Distributors, Inc. (the "Company"), as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESCO Distributors, Inc., at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Houston, Texas
February 12, 2004

INVESCO Distributors, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash equivalents, affiliated registered investment companies	**$ 1,361,143**
Receivables from affiliates	**167,559**
Total assets	**$ 1,528,702**
Liabilities and stockholder's equity	
State tax payable	**$ 26,556**
Total liabilities	**26,556**
Stockholder's equity:	
Common stock, $1 par value per share; 5 shares authorized, issued, and outstanding	**5**
Additional paid-in capital	**757,761**
Retained earnings	**744,380**
Total stockholder's equity	**1,502,146**
Total liabilities and stockholder's equity	**$ 1,528,702**

See accompanying notes.

INVESCO Distributors, Inc.

Statement of Operations

December 31, 2003

Revenues:	
Fees allocated from affiliates	**$16,592,000**
Distribution fees	**5,759,814**
Interest and other income	**14,399**
	22,366,213
Expenses:	
Compensation and benefits allocation from affiliates	**9,257,118**
Advertising, printing, distribution and registration	**8,449,828**
Management allocation from affiliate	**1,077,750**
Other	**2,682,441**
	21,467,137
Income before income taxes	**899,076**
Income tax expense:	
Current tax expense	**310,688**
Deferred tax expense	**191,250**
Net income	**$ 397,138**

See accompanying notes.

INVESCO Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2003	$ 5	$ 757,761	$ 3,846,242	$ 4,604,008
Net income	–	–	397,138	397,138
Dividend paid	–	–	(3,499,000)	(3,499,000)
Balances, December 31, 2003	$ 5	$ 757,761	$ 744,380	$ 1,502,146

See accompanying notes.

INVESCO Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net income	**$ 397,138**
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in distribution fees receivable	**3,047,489**
Decrease in affiliates receivable	**846,815**
Decrease in trade accounts payable	**(4,303,205)**
Decrease in other assets	**203,175**
Net cash provided by operating activities	**191,412**
Cash flows from financing activities	
Dividend to Parent	**(3,499,000)**
Net cash used in financing activities	**(3,499,000)**
Net decrease in cash equivalents	**(3,307,588)**
Cash equivalents, beginning of year	**4,668,731**
Cash equivalents, end of year	**$ 1,361,143**

See accompanying notes.

1. Organization and Significant Accounting Policies

The accompanying financial statements include the accounts of INVESCO Distributors, Inc., a Delaware corporation ("IDI" or the "Company"). IDI is a wholly owned subsidiary of INVESCO Funds Group, Inc. ("IFG" or "Parent"), and IFG is indirectly wholly owned by INVESCO, Inc. ("INC."), who in turn is owned by AMVESCAP PLC. IDI is a registered broker/dealer that acted as the principal underwriter and distributor for affiliated registered investment companies ("Funds") until June 30, 2003. IDI continues to act as the principal underwriter and distributor of the INVESCO Variable Investment Funds, Inc. ("IVIF").

Cash Equivalents

The Company considers all highly liquid instruments, including money market funds, with original maturities of three months or less to be classified as cash equivalents. At December 31, 2003, substantially all cash equivalents were invested in affiliated money market funds.

Distribution Fees

The Company received fees from certain Funds as compensation for costs incurred in the distribution of shares pursuant to 12b-1 plans (Investment Company Act of 1940) adopted by the Funds. Beginning July 1, 2003, another indirect wholly owned subsidiary of AMVESCAP PLC became the principal underwriter and distributor of these certain Funds. The Company received fees based upon the participating Funds' net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies (continued)

Transactions With Affiliates

The Company is allocated expenses, including compensation and benefits, by IFG based upon estimates of time devoted to the marketing operations of the Company and usage of shared facilities. The Company was allocated revenue of approximately $16,592,000 from IFG (to allow an approximate operating margin of 4%) for distribution services performed. The Company was allocated a management charge from AMVESCAP PLC of $1,077,750 for the year ended December 31, 2003, for corporate overhead and royalty charges on use of the INVESCO name.

Income Taxes

The Company's operations are included in the consolidated federal income tax returns of INC. Current income taxes are allocated to the Company by INC. and are calculated on a separate return basis. At December 31, 2003, there were no deferred tax assets or liabilities.

Income tax expense for the year ended December 31, 2003, has been provided based upon the federal statutory income tax rate plus a provision for state income taxes. The effective tax rate was 55.8 percent due primarily to the effect of non-deductible expenses.

2. Net Capital Requirements

IDI, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of a minimum level of net capital, as defined. IDI utilizes the "Alternative Standard" method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires IDI to maintain net capital of at least $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2003, IDI had actual net capital available of $1,307,364, which exceeded required net capital of $250,000 by $1,057,364.

3. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. Regulatory Inquiries and Actions

IFG was formerly the investment advisor to the INVESCO Funds. IFG continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc. ("IVIF"). On November 25, 2003, another indirect wholly owned subsidiary of AMVESCAP PLC, A I M Advisors, Inc.(Advisors), succeeded IFG as the investment advisor to the INVESCO Funds other than IVIF. IFG and Advisors are investment advisor affiliates of the Company.

The mutual fund industry as a whole is currently subject to a wide range of inquiries and litigation related to issues of "market timing" and "late trading." Both Advisors and IFG are the subject of, or are involved in, a number of such matters, as described below.

IFG

On December 2, 2003 each of the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York ("NYAG") filed civil proceedings against IFG and Raymond R. Cunningham, in his capacity as the chief executive officer of IFG. Mr. Cunningham currently holds the positions of Chief Operating Officer and Senior Vice President of A I M Management Group Inc.(Management) and Senior Vice President of Advisors. In addition, on December 2, 2003, the state of Colorado filed civil proceedings against IFG. While the various complaints assert a number of legal theories, two general claims predominate: (1) that IFG, by allowing "market timing" trading, violated the anti-fraud provisions of the federal securities laws, and (2) that by allowing "market timing" trading, IFG breached its fiduciary duties - as established by state common law or federal statute - to the funds and/or individual investors. Neither the Company nor any of the affiliated registered investment companies for which the Company acts as the principal underwriter and distributor has been named as a defendant in any of these proceedings.

4. Regulatory Inquiries and Actions (continued)

The SEC complaint alleges that IFG failed to disclose in the INVESCO Funds' prospectuses and to the INVESCO Funds' independent directors that IFG had entered into certain arrangements permitting "market timing" of the INVESCO Funds. The SEC is seeking injunctions, including permanent injunctions from serving as an investment advisor, officer, or director of an investment company; an accounting of all market timing as well as certain fees and compensation received; disgorgement; civil monetary penalties; and other relief.

The NYAG and Colorado complaints make substantially similar allegations. The NYAG is seeking injunctions, including permanent injunctions from directly or indirectly selling or distributing shares of mutual funds; disgorgement of all profits obtained, including fees collected, and payment of all restitution and damages caused, directly or indirectly from the alleged illegal activities; civil monetary penalties; and other relief. The State of Colorado is seeking injunctions; restitution, disgorgement and other equitable relief; civil monetary penalties; and other relief.

In addition, IFG has received inquiries in the form of subpoenas or other oral or written requests for information from various regulators concerning "market timing" activity, late trading, fair value pricing and related issues concerning the INVESCO Funds. These regulators include the Florida Department of Financial Services, the Commissioner of Securities for the State of Georgia, the Office of the State Auditor for the State of West Virginia, the Office of the Secretary of State for West Virginia and the Colorado Securities Division. IFG has also received more limited inquiries concerning related matters from the United States Department of Labor, NASD Inc., and the SEC. IFG is cooperating fully with respect to these inquiries.

Advisors

Advisors has also received inquiries in the form of subpoenas or other oral or written requests for information from various regulators concerning market timing activity, late trading, fair value pricing, and related issues concerning the AIM Funds. Advisors has received requests for information and documents concerning these and related matters from the SEC and the Massachusetts Secretary of the Commonwealth. In addition, Advisors has received subpoenas concerning these and related matters from the NYAG, the United States Attorney's Office for the District of Massachusetts, the Commissioner

4. Regulatory Inquiries and Actions (continued)

of Securities for the State of Georgia, the Office of the State Auditor for the State of West Virginia, and the Office of the Secretary of State for West Virginia. Advisors has also received more limited inquiries from the SEC and NASD, Inc. concerning specific funds, entities and/or individuals. Advisors is cooperating fully with respect to these inquiries.

AMVESCAP PLC Response

AMVESCAP PLC is seeking to resolve both the pending regulatory complaints against IFG alleging "market timing" and the ongoing "market timing" investigations with respect to IFG and Advisors. On January 14, 2004, AMVESCAP PLC announced that its ongoing internal review had revealed situations in which shareholders were not always effectively protected from the potential adverse impact of market timing and illegal late trading through intermediaries. These findings were based, in part, on an extensive economic analysis by outside experts who have been retained by AMVESCAP PLC to examine the impact of these activities. In light of these findings, AMVESCAP PLC has publicly stated that any AIM or INVESCO fund, or any shareholders thereof, harmed by the activities of accommodated third-party market timers will receive full restitution. AMVESCAP PLC has informed regulators of these findings.

There can be no assurance that AMVESCAP PLC will be able to reach a satisfactory settlement with the regulators, or that any such settlement will not include terms which would have the effect of barring either or both of IFG and Advisors, or any other investment advisor directly or indirectly owned by AMVESCAP PLC, from serving as an investment advisor to any registered investment company. The Company has been informed by Advisors that, if either of these results occurs, Advisors will seek exemptive relief from the SEC to permit it to continue to serve as an investment advisor. There can be no assurance that such exemptive relief will be granted. Any settlement with the regulators could also include terms which would bar Mr. Cunningham from serving as an officer or director of any registered investment company.

Private Actions

In addition to the complaints described above, multiple lawsuits, including purported class action and shareholder derivative suits, have been filed against various AMVESCAP-affiliated parties (including, certain INVESCO Funds, certain AIM Funds, IFG, Advisors, Management, AMVESCAP PLC, certain related entities and certain of

4. Regulatory Inquiries and Actions (continued)

their officers, including Mr. Cunningham). The allegations in the majority of the lawsuits are substantially similar to the allegations in the regulatory complaints against IFG described above. Certain other lawsuits allege that certain AIM and INVESCO funds inadequately employed fair value pricing or improperly paid Rule 12 b-1 fees. Such lawsuits allege a variety of theories of recovery, including but not limited to: (i) violation of various provisions of the Federal and state securities laws; (ii) violation of various provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); (iii) breach of fiduciary duty; and (iv) breach of contract. The lawsuits have been filed in both Federal and state courts and seek such remedies as compensatory damages; restitution; rescission; accounting for wrongfully gotten gains, profits and compensation; injunctive relief; disgorgement; equitable relief; various corrective measures under ERISA; rescission of certain funds' advisory agreements with Advisors; declaration that the advisory agreement is unenforceable or void; refund of advisory fees; interest; and attorneys' and experts' fees.

IFG has removed certain of the state court proceedings to the applicable federal district court. The Judicial Panel on Multidistrict Litigation (the "Panel") recently has ordered that efficiency will be achieved if all actions alleging "market timing" throughout the industry are transferred to the District of Maryland for coordinated pretrial discovery. IFG and Advisors anticipate that the Panel will issue orders to transfer actions pending against them to the multidistrict litigation as well.

At the present time, the Company has not been named in any of these proceedings. However, lawsuits or regulatory actions arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the Company, IFG, Advisors, AMVESCAP PLC, and related individuals in the future.

At the present time, management of Advisors and the Company is unable to estimate the impact, if any that the outcome of the matters described above may have on the Company or Advisors. IFG intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

INVESCO Distributors, Inc. — Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Total stockholder's equity	**$ 1,502,146**
Less– nonallowable assets:	
Receivable from affiliates	**(167,559)**
Haircuts on other securities	**(27,223)**
Net capital	**1,307,364**
Net capital required	**250,000**
Excess net capital	**$ 1,057,364**

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2003, Part IIA FOCUS filing.

INVESCO Distributors, Inc. Schedule II

Exemptive Provision of Rule 15c3-3

December 31, 2003

The Company is exempt from the reserve requirements and related computations for the determination thereof under Paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Commission.

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
INVESCO Distributors, Inc.

In planning and performing our audit of the financial statements of INVESCO Distributors, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Houston, Texas
February 12, 2004